Exhibit 99.40

Torex Gold Delivers a Strong Close to an Exceptional 2025

Media Luna mine ramp-up ahead of schedule; processing plant continues to exceed expectations

(All amounts expressed in U.S. dollars unless otherwise stated)

Toronto, Ontario—(Newsfile Corp. - January 8, 2026) - Torex Gold Resources Inc. (the “Company” or “Torex”) (TSX: TXG) (OTCQX: TORXF) reports fourth quarter 2025 gold equivalent (“AuEq”) payable production of 115,066 ounces (“oz”) and AuEq sold of 105,946 oz.1 On a full-year basis, payable production totalled 376,586 oz AuEq1 based on average market prices (390,079 oz AuEq at guidance metal prices of $2,500/oz gold (“Au”), $28/oz silver (“Ag”), and $4.30/lb (“Cu”) copper) and sales totalled 361,518 oz AuEq.1

TABLE 1: PRELIMINARY FOURTH QUARTER 2025 OPERATIONAL RESULTS2

	ELG Underground		Media Luna Underground	Morelos Complex
Ore tonnes mined per day	3,175 tpd		7,052 tpd	—
Ore processed per day	—		—	10,705 tpd
	Au	Ag	Cu	AuEq	[1]
Grade processed	3.40 gpt	19.08 gpt	0.65%	—
Recovery	90.3%	83.1%	91.9%	—
Produced (before payable deductions)	94,878 oz	498.2 koz	13.0 mlb	—
Produced (after payable deductions)	93,557 oz	454.2 koz	12.6 mlb	115,066 oz
Sold	87,262 oz	393.8 koz	10.9 mlb	105,946 oz

Notes:

1)

Q4 2025 AuEq produced (after payable deductions) and AuEq sold are based on average market prices of $4,135/oz Au, $54.73/oz Ag, and $5.03/lb Cu. Full-year 2025 AuEq produced (after payable deductions) and AuEq sold are based on average market prices of $3,432/oz Au, $40.03/oz Ag, and $4.51/lb Cu.

2)	Operational results are preliminary in nature and subject to final reconciliation.

Financial and operational results for the fourth quarter and full-year 2025 will be released after market close on Wednesday, February 18, 2026.

Jody Kuzenko, President & CEO of Torex, stated:

“After a transformational year that saw us complete and successfully ramp up the Media Luna Project, we capped off 2025 with an excellent close to the year, with fourth quarter payable production of 115,066 oz AuEq based on average market prices for gold, silver, and copper. This resulted in second half payable production 234,100 oz AuEq at market prices, marking a significant step-up over first half payable production of 142,486 oz AuEq and reflecting the go-forward capability of the Morelos Complex, which will become even more evident when our updated five-year outlook is released in conjunction with 2026 operational guidance next week.

“The solid operational performance was driven by another excellent quarter in the processing plant, with average throughput of 10,705 tonnes per day (“tpd”) at planned recoveries even with a planned five-day maintenance period in October. Mine production was also a standout with average mining rates of 7,052 tpd at Media Luna and 3,175 tpd at ELG Underground. Media Luna is on track to achieve steady-state production of 7,500 tpd by mid-year, if not earlier, having exited the year well ahead of the targeted average rate of 6,500 tpd.

“With Morelos firing on all cylinders and a robust metal price environment for gold, silver, and copper, Torex is well-positioned to generate significant free cash flow in 2026 and beyond to support our ongoing capital allocation priorities, which include investing in exploration and drilling across our expanded portfolio, advancing key growth projects including Los Reyes, and returning capital to our shareholders.”

During 2025, the Company repurchased 825,769 shares at an average price of C$57 per share and paid an inaugural quarterly dividend of C$0.15 per share. Post year-end, the Company has continued to opportunistically repurchase shares in the open market.

FOURTH QUARTER AND FULL-YEAR 2025 CONFERENCE CALL AND WEBCAST DETAILS

Torex plans to release its fourth quarter and full-year financial and operational results after market close on Wednesday, February 18, 2026. A conference call and webcast hosted by senior management will be held on Thursday, February 19, 2026, at 9:00 AM ET.

Telephone Access

For expedited access to the conference call, registration is open to obtain an access code in advance, which will allow participants to join the call directly at the scheduled time. Alternatively, dial-in details are as follows:

Toronto local or International: 1-647-846-8914

Toll-Free (North America): 1-833-752-3842

Please join the conference call approximately ten minutes prior to the scheduled start time if using the dial-in details above.

Webcast Access

A webcast will be available on the Company’s website at www.torexgold.com/investors/upcoming-events/. The webcast will be archived on the Company’s website at www.torexgold.com/investors/financial-reports/.

ABOUT TOREX GOLD RESOURCES INC.

Torex Gold Resources Inc. is a Canadian mining company engaged in the exploration, development, and production of gold, copper, and silver from its flagship Morelos Complex in Guerrero, which is currently Mexico’s largest single gold producer. The Company also owns the advanced stage Los Reyes gold-silver project in Sinaloa, Mexico and recently acquired a portfolio of early-stage exploration properties, including the Batopilas and Guigui projects in Chihuahua, Mexico, and the Gryphon and Medicine Springs projects in Nevada, USA.

The Company’s key strategic objectives are to: deliver Media Luna to full production and build EPO; optimize Morelos production and costs; grow reserves and resources; pursue disciplined growth and capital allocation; retain and attract best industry talent; and be an industry leader in responsible mining. In addition to realizing the full potential of the Morelos Property, the Company continues to seek opportunities to acquire assets that enable diversification and deliver value to shareholders.

FOR FURTHER INFORMATION, PLEASE CONTACT:

TOREX GOLD RESOURCES INC.

Jody Kuzenko

President and CEO

Direct: (647) 725-9982

jody.kuzenko@torexgold.com

Dan Rollins

Senior Vice President, Corporate Development & Investor Relations

Direct: (647) 260-1503

dan.rollins@torexgold.com

QUALIFIED PERSON

The technical and scientific information in this press release pertaining to metal production has been reviewed and approved by Miguel Pimentel Casafranca, P.Eng., Vice President, Metallurgy and Process Engineering of the Company, who is a qualified person under NI 43-101.

CAUTIONARY NOTES ON FORWARD-LOOKING STATEMENTS

This press release contains “forward-looking statements” and “forward-looking information” (collectively, “Forward-Looking Information”) within the meaning of applicable Canadian securities legislation. Generally, Forward-Looking Information can be identified by the use of forward-looking terminology such as “guidance”, “expects”, “planned”, “forecast” or variations of such words and phrases or statements that certain actions, events or results are “on track to” or “will”, or “is expected to” occur. Forward-Looking Information also includes, but is not limited to, statements regarding future steady-state production at Media Luna; the go-forward capability of the Morelos Complex; and the ability to generate significant free cash flow to support the Company’s capital allocation priorities, including exploration, key growth projects, and returning capital to our shareholders. Forward-Looking Information also include the Company’s key strategic objectives to: deliver Media Luna to full production and build EPO; optimize Morelos production and costs; grow reserves and resources; pursue disciplined growth and capital allocation; retain and attract best industry talent; and be an industry leader in responsible mining. Forward-Looking Information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such Forward-Looking Information, including, without limitation, risks and uncertainties identified in the Company’s technical report (the “Technical Report”) released on March 31, 2022, entitled “NI 43-101 Technical Report ELG Mine Complex Life of Mine Plan and Media Luna Feasibility Study”, which has an effective date of March 16, 2022, the Company’s annual information form (“AIF”) dated March 21, 2025, and management’s discussion and analysis for the three and nine months ended September 30, 2025 (“MD&A”). Forward-Looking Information is based on the reasonable assumptions, estimates, analyses and opinions of management made in light of its experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances at the date such statements are made. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the Forward-Looking Information, there may be other factors that cause results not to be as anticipated. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on Forward-Looking Information. The Company does not undertake to update any Forward-Looking Information, whether as a result of new information or future events or otherwise, except as may be required by applicable securities laws. The Technical Report, AIF, and MD&A are filed on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.torexgold.com.

To view the source version of this press release, please visit

https://www.newsfilecorp.com/release/279829